FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




HSBC ENVIRONMENTAL INFRASTRUCTURE FUND PARTNERS WITH THE CARBON TRUST

HSBC Environmental Infrastructure Fund ('the Fund') has committed up to GBP18 million to acquire 49 per cent of, and provide development funding to, Partnerships for Renewables ('PfR'), a venture created by Carbon Trust Enterprises to develop renewable energy projects on public sector land.

The Fund will also make a GBP30 million revolving construction capital facility available to fund an estimated GBP100 million of equity required to build out the renewable energy projects. Partnerships for Renewables aims to develop a 500 megawatt portfolio of renewables projects on public sector land across the UK during the next five years.

Notes to editors:

HSBC Environmental Infrastructure Fund
HSBC Environmental Infrastructure Fund is managed by HSBC Specialist Fund Management Limited ('HSFML'), which is authorised and regulated by the Financial Services Authority and is a wholly-owned subsidiary of HSBC Holdings plc. HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'The world's local bank'.

Partnerships for Renewables ('PfR')
Partnerships for Renewables was set up by Carbon Trust Enterprises in 2006 to work in partnership with the public sector to develop, construct and operate renewable energy projects

The Carbon Trust
The Carbon Trust is an independent company set up by government in response to the threat of climate change, to accelerate the move to a low carbon economy by working with organisations to reduce carbon emissions and develop commercial low carbon technologies.

Carbon Trust Enterprises
Carbon Trust Enterprises Limited is a separate, commercial entity, which benefits from being a subsidiary of the Carbon Trust.

For further information on The Carbon Trust, Carbon Trust Enterprises or Partnerships for Renewables contact:

The Carbon Trust press office on 020 7544 3100.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 March, 2008